Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:

    CHC's controlling shareholder files amended Schedule 13D with the SEC

    VANCOUVER, March 14 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been advised that its controlling shareholder and Executive Chairman, Mr. Craig L.
Dobbin has today filed an amended Schedule 13D (the "13D") with the United
States Securities and Exchange Commission (the "SEC") describing preliminary discussions between Mr. Dobbin and two unaffiliated private equity firms regarding a potential acquisition of CHC. As disclosed in the 13D, CHC has received a presentation concerning the potential transaction. Mr. Dobbin is evaluating the feasibility of such a transaction on the following non-binding terms: (i) a price per Class A Subordinate Voting Share and Class B Multiple
Voting Share in the range of Cdn. $30.00 to $32.50, (ii) an equity interest of
Mr. Dobbin in the newly formed acquisition vehicle of approximately 14%
through a combination of common equity and options, (iii) minority board representation rights and minority protective provisions for Mr. Dobbin; (iv)
pre-emptive rights for Mr. Dobbin (including tag-along rights and piggyback/demand registration rights); and (v) entry by Mr. Dobbin into a voting agreement in favor of the proposed transaction in the event that definitive agreements are executed.
    CHC has been advised that Mr. Dobbin has granted the private equity firms an exclusivity period that expires on April 30, 2006 to evaluate the proposed transaction and has agreed in his capacity as a shareholder that he and his affiliates (other than CHC and its subsidiaries) will not, until July 31,
2006, enter into or support any alternative transaction. The 13D also discloses that if any alternative transaction is proposed during such period,
Mr. Dobbin and his affiliates (other than CHC and its subsidiaries) will vote their shares against any such transaction.
    Readers should have reference to the 13D on file with the SEC. CHC takes no responsibility for the accuracy or completeness of the statements contained in the 13D.
    The Board of Directors of CHC has established a special committee of independent directors (the "Special Committee") to consider any potential transaction that may result from the matters disclosed in the 13D. The Special
Committee has retained independent legal and financial advisors.
    At this time, neither CHC nor, to its knowledge, any other party, is legally obligated to engage in any transaction on the terms noted above or on any other terms, and no assurance can be given that any transaction will be undertaken. Any proposed transaction will be reviewed by the Special
Committee.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.
    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

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    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the
    United States Private Securities Litigation Reform Act of 1995. While
    these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's
    Annual Report on Form 20-F and in other filings with the United States
    SEC and the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For enquiries, please contact: Jo Mark Zurel,
Senior Vice-President, And Chief Financial Officer, (604) 279-2451; Chris
Flanagan, Director of Communications, (604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 07:29e 14-MAR-06